NEWS RELEASE

GOVERNMENT OF PAPUA NEW GUINEA APPROVES INTEROIL’S LNG PROJECT AGREEMENT

Approval Builds on InterOil’s Strong Record of Success in PNG, Including Setting
Two World Records for Natural Gas Flows

Represents Another Significant Milestone in Efforts to
Commercialize and Monetize the Elk/Antelope Field

Cairns, Australia and Houston, TX -- December 10, 2009 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that the National Executive Council (NEC) of Papua New Guinea has approved the Company’s project agreement for the construction of a liquefied natural gas (LNG) plant in Papua New Guinea.

As previously announced, the proposed LNG project would be developed by InterOil and its joint venture partners, including foundation partner Pacific LNG Operations Ltd. The Government of Papua New Guinea, through its nominee Petromin PNG Holdings Limited, will have up to a 22.5% equity interest in the project.  The project targets a $7.0 billion two-train LNG facility, with each train capable of producing approximately 4 million tons of LNG per annum.  While current plans call for first production of LNG towards the end of 2014 or beginning of 2015, InterOil is progressing a proposed liquids stripping plant, to be located in Gulf Province, in late 2011/early 2012, which would provide an attractive revenue stream to Papua New Guinea before the LNG project is expected to be completed.

The approved project agreement, which is expected to be signed before the end of the year, establishes the terms for commercializing and monetising the Elk/Antelope natural gas resources.   InterOil expects that natural gas produced will be treated at a conditioning plant in the Gulf Province and then transported to the proposed LNG plant site near the Company’s existing refinery at Napa Napa.  InterOil anticipates that the LNG plant will be designed to operate as a tolling facility, and that the LNG will be jointly marketed by the upstream owners on behalf of the joint venture.

Sir Michael Somare, Prime Minister of Papua New Guinea, stated, “The government of Papua New Guinea has had a long and successful partnership with InterOil, and we are pleased to build on our relationship through this agreement.  The strategic LNG project proposed by InterOil has the potential to provide significant benefits to the people of Papua New Guinea for years to come.  Indeed, the job creation, education and ancillary economic development opportunities that are expected to result from InterOil’s project will be important contributors to ensuring PNG’s sustained prosperity well into the future.”

InterOil News Release

Joshua Kalinoe, Petromin’s Managing Director, stated, “Petromin is excited to be a major partner of the InterOil LNG project in Papua New Guinea, which has the potential to measurably benefit PNG’s economic development.  We look forward to a long and prosperous relationship with InterOil and believe that this project is designed to create new business opportunities, enhance training, and provide advanced education for the people of Papua New Guinea.  Our national interests will be strengthened through the PNG state resources holding company.”

Phil Mulacek, Chief Executive Officer of InterOil, commented, “This approval is another major milestone in advancing the monetization and commercialization of our resources we have established at the world class Elk/Antelope fields.

Mulacek added, “The infrastructure envisioned to complete the LNG project firmly establishes incentive for further exploration in the country.  With the support of Pacific LNG and Petromin, we expect to develop these resources and infrastructure in a manner with industry leading economics.  We look forward to moving ahead with the LNG project and working with the people and governments of Papua New Guinea.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is engaged in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.  The Company is headquartered in Cairns, Australia and has offices in Houston, Texas, Port Moresby, Papua New Guinea and Singapore.  InterOil’s common shares trade on the NYSE in US dollars.

About Petromin PNG Holdings Limited

PNG Holdings Limited is an independent company created by the State of Papua New Guinea to hold the State's assets and to maximise indigenous ownership and revenue gains in the mineral and petroleum sectors.  It is empowered as the vehicle to better leverage the State's equity holdings and encourage more production and downstream processing of oil, gas and minerals in PNG through proactive investment strategies either wholly or in partnership with resource developers.  Petromin provides real opportunity for Papua New Guineans to increase ownership of their resources in mineral & petroleum assets.

InterOil News Release

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Andrea Priest/Ed Trissel
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

Forward-Looking Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning the project agreement with the PNG Government for the construction of an LNG plant in Papua New Guinea, the development of such LNG plant, the terms of such development, the benefits to PNG of such LNG plant, the commercialization and monetization of any natural gas resources, whether sufficient resources will be established, the likelihood of successful exploration for gas and gas condensate, and the potential discovery of commercial quantities of oil. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In Particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas, gas condensate or oil from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release